Exhibit 99.3

VOTING INSTRUCTION FORM THE STARS GROUP INC. MEETING TYPE: SPECIAL MEETING MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: FRIDAY, APRIL 24, 2020 AT 10:00 A.M. EDT FOR HOLDERS AS OF MARCH 13, 2020 APRIL 22, 2020 85570W100 ~ .__I _*_*_I_s_s_u_E R c _o_P _Y_*_*_---~ A/C ONLINE: VOTE AT PROXVVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. SCAN TO VIEW MATERIAL AND ~ VOTE NOW REVIEW YOUR VOTING OPTIONS BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: 1-800-454-8683 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION I PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE ***WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*** lihf- COMPLETE YOUR VOTING DIRECTIONS ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX" (i)" PER ITEM IN BLACK OR BLUE INK) 1 To consider, and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set forth In Appendix A of the accompanying management information circular dated March 26, 2020 (the 'Information Circular'), to approve a plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving The Stars Group Inc. and Flutter Entertainment pic, all as more particularly described In the Information Circular. *NOTE* TO ATTEND AND VOTE AT THE MEETING ONLINE AT HTTPS://WEB.LUMIAGM.COM/238137587 YOU MUST MARK THE INDICATED BOX BELOW AND SUBMIT THIS VOTING INSTRUCTION FORM IN ACCORDANCE WITH THE INSTRUCTIONS ABOVE. YOUR BROKER/INTERMEDIARY WILL THEN SEND YOU A LEGAL PROXY. YOU MUST SEND THE LEGAL PROXY TO COMPUTERS HARE BY MAIL AS SET OUT IN THE MANAGEMENT INFORMATION CIRCULAR, OR BY EMAIL AT USLEGALPROXY®COMPUTERSHARE.COM. ADDITIONALLY YOU MUST REGISTER YOURSELF AS AN APPOINTEE AT WWW.COMPUTERSHARE.COMISTARSGROUP BY 10:00 A.M. (ET) ON APRIL 22, 2020. ONCE YOU HAVE REGISTERED YOURSELF AS AN APPOINTEE, COMPUTERS HARE WILL PROVIDE YOU WITH A USERNAME VIA E·MAIL TO BE USED TO GAIN ENTRY TO, PARTICIPATE AND VOTE AT THE MEETING ONLINE, USING THE PASSWORD 'stars2020'. WITHOUT THIS USERNAME YOU WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST AND WON'T BE ABLE TO VOTE. *NOTE* IF YOU WISH TO DESIGNATE SOMEONE OTHER THAN THE MANAGEMENT NOMINEES ((I.E. SOMEONE OTHER THAN DIVYESH (DAVE) GADHIA)) TO ATTEND AND VOTE ON YOUR BEHALF AT THE MEETING ONLINE AT HTTPS://WEB.LUMIAGM.COM/238137587, YOU MUST MARK THE INDICATED BOX BELOW AND SUBMIT THIS VOTING INSTRUCTION FORM IN ACCORDANCE WITH THE INSTRUCTIONS ABOVE. YOUR BROKER/INTERMEDIARY WILL THEN SEND YOU A LEGAL PROXY, WHICH THEN MUST BE SENT TO COMPUTERS HARE BY MAIL AS SET OUT IN THE MANAGEMENT INFORMATION CIRCULAR OR BY E·MAIL AT USLEGALPROXY®COMPUTERSHARE.COM WITH YOUR DESIGNATE INDICATED. ADDITIONALLY, YOU MUST STILL REGISTER YOUR DESIGNATE AT WWW.COMPUTERSHARE.COMISTARSGROUP BY 10:00 A.M. (ET) ON APRIL 22, 2020. ONCE YOUR DESIGNATE IS REGISTERED COMPUTERS HARE WILL PROVIDE THEM WITH A USERNAME VIA E·MAIL TO GAIN ENTRY TO, PARTICIPATE AND VOTE AT THE MEETING ONLINE, USING THE PASSWORD 'stars2020'. *NOTE* WITHOUT THIS USERNAME YOUR DESIGNATE WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST AND WON'T BE ABLE TO VOTE. *NOTE* ANY REFERENCE TO ATTENDING THE MEETING 'IN PERSON' RECOMMENDATION: FOR FOR AGAINST 0 0 *NOTE* FOR ADDITIONAL INFORMATION SEE THE MANAGEMENT INFORMATION CIRCULAR. FILL IN THE BOX" (i}" TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. .. 0 THIS DOCUMENT MUST BE SIGNED AND DATED M D D y y

BroadridgeTM 51 MERCEDES WAY EDGEWOOD NY 11717 THE STARS GROUP INC. 200 BAY STREET} SOUTH TOWER SUITE 320S TORONTO} ON MSJ 2J2 CANADA About Voting A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 201 0, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election. If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed II routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions; even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting form applies. V826072019 Instruction 1 I II Ill VOTING INSTRUCTION FORM SPECIAL MEETING THE STARS GROUP INC. WHEN: FRIDAY, APRIL 24,2020 AT 10:00 A.M. EDT WHERE: Hotel Fairmont Royal York Confederation 3 room 100 Front Street West Toronto, Ontario M5J 1 E3 and online at https://web.lumiagm.com/238137587 All proposals for this meeting are considered "routine 11 • We may vote in our discretion on all proposals, if your instructions are not received. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 2 In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of sharehol~ers of the company indicated. According to our latest records, we have not as of yet rece1ved your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you. To attend the meeting and vote your shares in person If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address of the beneficial holder noted ?bove. You need to submit and deliver the legal proxy in accordance with the proxy depos1t date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. Disclosure of Information- Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes. PLEASE SEE OVER 85570W1DO S99219